ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

82-3470

The Secretary National Stock Exchange of India Ltd. Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex, Bandra (East) Mumbai 400 051	The Dy. General Manager Corporate Relationship Dept. Bombay Stock Exchange Limited 1st floor, New Trading Ring, Rotunda Building, P. J. Towers Dalal Street, Fort Mumbai 400 001	The Secretary The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**29th July, 2005#**
Name of Stock Exchanges where shares of reporting company are listed. **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.**	

ITC Limited

(I) **Information about persons holding more than 15% shares or voting rights**						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2005 (Current year)	As on March 31, 2004 (Previous year)	Changes, if any, between (A) & (B)	As on July 29, 2005#, in respect of dividend for the financial year ended March 31, 2005	As on July 30, 2004#, in respect of dividend for the financial year ended March 31, 2004	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	6,61,85,496 (26.66%)	6,61,85,496 (26.73%)	NIL (0.07)[a]	6,61,85,496 (26.54%)	6,61,85,496 (26.73%)	NIL (0.19)[b]
TOTAL (I)	**6,61,85,496 (26.66%)**	**6,61,85,496 (26.73%)**	**NIL (0.07)[a]**	**6,61,85,496 (26.54%)**	**6,61,85,496 (26.73%)**	**NIL (0.19)[b]**
(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him** NOT APPLICABLE						
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**
GRAND TOTAL (I+II)	**6,61,85,496 (26.66%)**	**6,61,85,496 (26.73%)**	**NIL (0.07)[a]**	**6,61,85,496 (26.54%)**	**6,61,85,496 (26.73%)**	**NIL (0.19)[b]**

\# Being the last date of Book Closure for the purpose of Dividend.

a. As a result of issue and allotment of 5,42,478 Ordinary Shares of Rs. 10/- each, under the Company's Employee Stock Option Scheme, the shareholding of TMI in the Company reduced from 26.73% to 26.66% in percentage terms, although there was no change in the number of shares held by TMI.

b. In addition to (a) above, 12,12,747 Ordinary Shares of Rs. 10/- each were issued and allotted, upon amalgamation of erstwhile ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) with the Company, to the shareholders of ITCHL and AHL, as a result of which the shareholding of TMI in the Company reduced from 26.73% to 26.54% in percentage terms, although there was no change in the number of shares held by TMI.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg